Filed by NexTier Oilfield Solutions Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 001-37988

The following is a transcript of a video that was distributed to NexTier employees on July 25, 2023:

Robert Drummond:

Hello everyone, thank you for tuning in. I’m Robert Drummond, President and CEO of NexTier Oilfield Solutions.

It’s been just over a month since we announced our proposed combination with Patterson-UTI. I’m as energized today as ever about the future of our combined company. And I couldn’t be more pleased with the work the team is doing by continuing to operate safely and efficiently for our customers.

I am joined today by Andy Hendricks, Patterson-UTI’s President and CEO, and the future President and CEO of the combined Patterson-UTI and NexTier. He will share some perspective about the combination and what we expect as we move ahead towards the close of the transaction. Andy and I have known each other for many years. I respect his operational expertise, his leadership and his passion for our industry and its workers. Not only do we share a similar leadership approach, but we are also aligned in our vision for the future of our industry. Most of all, I admire Andy’s commitment to his employees and to building a culture where our team can flourish. I cannot think of a better leader for our combined business.

Andy Hendricks:

Thanks, Robert.

I’ll start by saying I share Robert’s excitement about the future of our companies together. I am confident that Patterson-UTI and NexTier are the right fit for each other because of our dedicated teams and our commitment to delivering for our customers. I am thrilled to have the chance to speak with you all about this landmark transaction and to share some thoughts on what Patterson-UTI and NexTier can create together. First, let me share a little bit more about myself.

I’ve been living and breathing this business for more than 30 years around the world, and I’ve had the opportunity to participate in almost every corner of the oil and gas industry. I joined Patterson-UTI in 2012 as Chief Operating Officer and was appointed to CEO later that year. Before joining Patterson-UTI, I spent 24 years with Schlumberger where I had the opportunity to learn the business from the bottom to the top in different parts of the world. I joined Schlumberger working in field support positions in the US, Venezuela, Canada and France. I then worked my way through management roles, serving as VP and Geomarket Manager of the Western US, as VP of the Subsea division and eventually President of the Drilling & Measurements division. Along the way I learned that collaboration and communication are key to success in our business, and that good ideas can come from anywhere.

I also learned the importance of empowering and supporting those close to our customers – our employees in the field. This means emphasizing safety and caring for each other and also investing in innovation to make sure we have solutions that address our customers’ needs for today and also to anticipate what they’re going to need tomorrow. These learnings have been the foundation to my approach as I’ve worked with our team to transform Patterson-UTI over the last several years.

But enough about me, I’m here to talk to you about bringing our two great companies together and what we can expect down the line.

To start, Patterson-UTI pursued this transaction because of how much we admire your business and the tremendous team you all have at NexTier. We also believe our capabilities are very complementary. As Robert said, our companies have very similar values and cultures. Like NexTier, Patterson-UTI is built on a culture of safety, innovation and operational excellence. Most importantly, our businesses are both centered on the belief that our people are the key to our success. This transaction is about bringing together what I believe are the two most talented teams in the industry to build on the accomplishments of both of our companies.

As I said, I’ve always focused on ensuring that our people have the resources and support they need to reach their full potential and better serve our customers. As we move forward in our integration planning work, we are focused on building an organization and culture that carries on these values. This means the combined company will continue to invest in our employees and strengthen our talent pipeline with employee development programs for our entire team. This also means combining the best practices of both organizations, so we are positioned to work seamlessly together to remain at the forefront of our industry. Ultimately, we expect that this transaction will create new and exciting opportunities for employees of both NexTier and Patterson-UTI as we grow together.

I hope you share my excitement about our future and the opportunities ahead. I am confident that together, Patterson-UTI and NexTier will create an industry leader positioned for incredible success. My goal is to do everything in my power to help us unlock this potential. And I’m honored to have this opportunity to lead this tremendous team, and I can’t wait to see what we can accomplish together.

With that, I’ll turn it back to Robert.

Robert Drummond:

Thank you, Andy.

I want to echo Andy’s sentiment – I am confident that our combined business will be positioned to do incredible things. I do not think we could have selected a better partner to address the future. I hope you are as excited as I am, we are in the next chapter for this team. Thank you for everything you do for our business and our customers. Thank you, Andy.

Andy Hendricks:

Thanks, Robert.

Forward-Looking Statements

This communication, including the exhibits hereto, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that NexTier or Patterson-UTI expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows, synergies, opportunities and anticipated future performance, including the composition of the management team post-transaction, an expected accretion to earnings and free cash flow, increase in value of tax attributes, and expected impact on EBITDA. Information adjusted for the transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication including, but not limited to, (i) the competitive nature of the industry in which NexTier and Patterson-UTI conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets NexTier and Patterson-UTI serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on NexTier’s and Patterson-UTI’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) NexTier’s and Patterson-UTI’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in NexTier’s and Patterson-UTI’s industry; (xiii) fluctuations in the market price of NexTier’s and Patterson-UTI’s stock; (xiv) the level of, and obligations associated with, NexTier’s and Patterson-UTI’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with NexTier’s and Patterson-UTI’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. All such factors are difficult to predict and are beyond NexTier’s or Patterson-UTI’s control, including those detailed in NexTier’s Annual

Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on NexTier’s website at www.nextierofs.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Patterson-UTI’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the SEC. All forward-looking statements are based on assumptions that NexTier and Patterson-UTI believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither NexTier nor Patterson-UTI undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Patterson-UTI filed with the SEC on July 17, 2023 a registration statement on Form S-4 includes a joint proxy statement of NexTier and Patterson-UTI that also constitutes a prospectus of Patterson-UTI. Each of NexTier and Patterson-UTI also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about NexTier and Patterson-UTI, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at www.nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170.

Participants in the Solicitation

NexTier, Patterson-UTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Information about the directors and executive officers of Patterson-UTI is set forth in Patterson-UTI’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NexTier or Patterson-UTI using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.